UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020.

Commission File Number 001-36433

GasLog Partners LP

(Translation of registrant’s name into English)

c/o GasLog LNG Services Ltd.

69 Akti Miaouli 18537

Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

The press release issued by GasLog Partners LP. and GasLog Ltd. on August 5, 2020 announcing changes to the senior management and Board of Directors of GasLog Partners LP and the associated Seventh Amended and Restated Agreement of Limited Partnership are attached hereto as Exhibit 99.1 and Exhibit 3.2.

INCORPORATION BY REFERENCE

Exhibits 3.2 and 99.1 to this Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3 (File No. 333-204616), filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2015, the Form F-3 (File No. 333-220736), filed with the SEC on September 29, 2017 and the registration statement on Form S-8 (File No. 333-203139), filed with the SEC on March 31, 2015, in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

EXHIBIT LIST

Exhibit	Description

3.2	Seventh Amended and Restated Agreement of Limited Partnership of GasLog Partners LP

99.1	Press Release dated August 5, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2020
GASLOG PARTNERS LP,

by
/s/ Andrew Orekar

		Name:	Andrew Orekar
		Title:	Chief Executive Officer